     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1997
                                                      REGISTRATION NO. 333-23703
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                         WELLPOINT HEALTH NETWORKS INC.

             (Exact name of Registrant as specified in its charter)

              CALIFORNIA                              95-3760980
   (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)              Identification Number)

                              21555 OXNARD STREET
                        WOODLAND HILLS, CALIFORNIA 91367

                                 (818) 703-4000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             THOMAS C. GEISER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         WELLPOINT HEALTH NETWORKS INC.
                              21555 OXNARD STREET
                        WOODLAND HILLS, CALIFORNIA 91367
                                 (818) 703-4000
          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

       WILLIAM L. HUDSON, ESQ.                       GARY OLSON, ESQ.
   Brobeck, Phleger & Harrison LLP                   Latham & Watkins
    One Market, Spear Street Tower          633 West Fifth Street, Suite 4000
       San Francisco, CA 94105                    Los Angeles, CA 90071
            (415) 442-0900                            (213) 485-1234

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             SUBJECT TO COMPLETION
                                 MARCH 26, 1997

PROSPECTUS
                                                                       [LOGO]
10,000,000 SHARES
WELLPOINT HEALTH NETWORKS INC.
COMMON STOCK

($.01 PAR VALUE)

Of the 10,000,000 shares (the "Shares") of Common Stock of WellPoint Health Networks Inc. ("WellPoint" or the "Company") offered hereby (the "Offering") 3,000,000 Shares are being sold by the Company and 7,000,000 Shares are being sold by the California HealthCare Foundation (the "Foundation" or "Selling Shareholder"). See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholder.

The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "WLP." On March 25, 1997, the last sale price of the Common Stock, as reported on the New York Stock Exchange, was $41.875 per share. See "Price Range of Common Stock."

As of March 25, 1997 the Foundation owned 38,410,000 shares of the Company's Common Stock (the "Common Stock"), representing approximately 57.7% of the total shares of Common Stock outstanding. Following the Offering, the Foundation will own 31,410,000 shares of the Company's Common Stock, which will represent approximately 45.2% of the outstanding shares (or, if the over-allotment option is exercised in full, 29,910,000 shares of the Company's Common Stock, which will represent approximately 43.0% of the outstanding shares). The Company's Articles of Incorporation prohibit any person or entity or affiliated persons or entities (other than the Foundation) from beneficially owning more than one share less than 5% of the outstanding voting securities of the Company. See "Recapitalization."

SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                             PRICE TO          UNDERWRITING      PROCEEDS TO       SELLING
                             PUBLIC            DISCOUNT          COMPANY(1)        SHAREHOLDER
Per Share..................  $                 $                 $                 $
Total(2)...................  $                 $                 $                 $
---------------------------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company estimated at
    $      .

(2) The Selling Shareholder has granted the Underwriters a 30-day option to purchase 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Shareholder will be $     , $     , $     and $     ,
    respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about             , 1997.

SALOMON BROTHERS INC                                         MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                                                             MORGANSTANLEY & CO.
      INCORPORATED

The date of this Prospectus is             , 1997.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") (File No. 1-14340) are incorporated herein by reference:

         (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        (ii) the Company's Current Reports on Form 8-K filed January 2, 1997 and March 14, 1997; and

        (iii) the Company's Registration Statement on Form 8-B filed April 24, 1996.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to 21555 Oxnard Street, Woodland Hills, California 91367, Attention: Secretary. The Company's telephone number is
(818) 703-4000.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS", APPEARING ELSEWHERE IN THIS PROSPECTUS, AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO AND OTHER INFORMATION INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT OTHERWISE INDICATES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "WELLPOINT" ARE TO WELLPOINT HEALTH NETWORKS INC. AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THE REDUCTION IN SHARES OUTSTANDING AS A RESULT OF THE COMPANY'S MAY 1996 RECAPITALIZATION DESCRIBED UNDER "RECAPITALIZATION."

                                  THE COMPANY

    The Company is one of the nation's largest publicly traded managed health care companies with approximately 4.5 million medical members, 11.5 million pharmacy members and 1.6 million dental members as of December 31, 1996. The Company offers a diversified mix of managed care products, including health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), point-of-service ("POS") and other hybrid plans. The Company's managed care plans incorporate a full range of financial incentives and cost controls for both members and providers. The Company also provides a broad array of specialty products, including pharmacy, dental, life, workers' compensation, disability, behavioral health, COBRA and flexible benefits account administration. In addition, the Company offers managed care services for self-funded employers, including underwriting, actuarial services, network access, medical cost management, claims processing and administrative services. WellPoint's diversified mix of products and services has been developed to meet the needs of a broad range of individuals, employer groups and their employees. The Company's operations, with the exception of specialty products, are organized into two internal business units with a geographic focus. The Company markets its products in California primarily under the name Blue Cross of California and outside of California primarily under the name UNICARE.

    BLUE CROSS OF CALIFORNIA. Historically, the Company's primary market for its managed care products has been California. The Company holds the exclusive right in California to market its products under the Blue Cross name and mark. The Company is diversified in its California customer base, with extensive membership among small employer groups, individuals and large employer groups, and a growing presence in the Medicare and Medicaid markets. Membership in WellPoint's HMO plan, CaliforniaCare, has grown to approximately 1,058,000 members as of December 31, 1996 from 123,000 members as of December 31, 1987, a compound annual growth rate of approximately 27% over such period. For the two-year period ended December 31, 1996, the compound annual growth rate was 21%. As of December 31, 1996, the HMO network included approximately 24,600 primary care and specialist physicians and approximately 410 hospitals throughout California. There were approximately 2.5 million members, including administrative service members, enrolled in WellPoint's California PPO health care plans as of December 31, 1996, approximately 45% of whom were individuals or employees of small groups. The PPO network included approximately 40,400 primary care and specialty physicians and 430 hospitals as of such date. WellPoint's large membership base allows it to provide for the delivery of health care services at lower cost than traditional health insurance companies, primarily due to its provider network arrangements that specify favorable rates and incorporate utilization management and other cost-control measures.

    GEOGRAPHIC EXPANSION STRATEGY--UNICARE. The Company believes that its success in the highly competitive California managed care market is attributable to its broad range of managed care products that target the differing needs of specific market segments. An important element of the Company's geographic expansion strategy is to replicate its success in California in motivating traditional indemnity members to transition to the Company's broad range of managed care products. As of December 31, 1996, the Company had approximately
1.0 million members covered under its UNICARE health plans (including approximately 141,000 members in California). The Company's acquisition strategy focuses on large employer group plans which offer indemnity and other health care products that are less intensively managed than the Company's current products. In addition, the Company focuses on acquiring businesses that provide significant concentrations of members in strategic locations outside of California. The Company believes that such acquisitions will provide it with sufficient scale to begin development of proprietary provider network systems in key geographic areas which will enable the Company over time to offer a broad range of managed care products. The Company intends to use these new networks to introduce individual, small group and senior products, which have historically been more profitable for the Company in California than large group products.

    On March 1, 1997, the Company completed its acquisition (the "GBO Acquisition") of certain portions of the Group Benefits Operations (the "GBO") of John Hancock Mutual Life Insurance Company ("John Hancock") which provides group health and related life insurance products. The GBO targets employers with 5,000 or more employees and currently provides administrative services, PPO and indemnity insurance products. See "Business--Recent Development--GBO Acquisition." The Company acquired the Life and Health Benefits Management Division ("MMHD") of Massachusetts Mutual Life Insurance Company ("MassMutual") in March 1996 (the "MMHD Acquisition"). The acquired MMHD operations focus on employers with 250 to 5,000 employees and provide administrative services, PPO and indemnity insurance products. Most of the Company's UNICARE members as of December 31, 1996 were previously MMHD members. As a result of these acquisitions, the Company has significantly expanded its operations outside of California.

    SPECIALTY MANAGED HEALTH CARE AND OTHER PLANS. The Company offers pharmacy, dental, workers' compensation, life and disability insurance and other specialty products. As of December 31, 1996, WellPoint's pharmacy plans served approximately 11.5 million risk and non-risk members and had approximately 45,500 participating pharmacies. The Company's dental products (which include a dental HMO and PPO) served approximately 1.6 million members as of December 31, 1996. The Company is expanding its specialty business by marketing these plans to its existing HMO, PPO and POS members, as well as using these specialty products to attract new members. WellPoint also markets these specialty products on a stand-alone basis to other health plans and employers.

    In May 1996, the Company completed a recapitalization (the
"Recapitalization") with its former majority shareholder, Blue Cross of California ("BCC"). See "Recapitalization."

    The Company is a corporation organized under the laws of the State of California. The Company's principal executive offices are located at 21555 Oxnard Street, Woodland Hills, California 91367 and its telephone number is
(818) 703-4000.

                                  THE OFFERING

Common Stock offered by:
  Company...........................  3,000,000 shares
  Selling Shareholder...............  7,000,000 shares
    Total...........................  10,000,000 shares
Common Stock to be outstanding after
 the Offering.......................  69,526,985 shares(1)
Common Stock to be owned by the
 Selling Shareholder after the
 Offering...........................  31,410,000 shares(2)
Use of Proceeds.....................  The Company intends to use the net proceeds from shares sold by it to repay outstanding subordinated
                                       indebtedness. The Company will not receive any
                                       proceeds from the sale of shares offered hereby by
                                       the Selling Shareholder. See "Use of Proceeds."
New York Stock Exchange symbol......  WLP

------------------------

(1) Excludes approximately 3,164,996 shares of Common Stock subject to outstanding options granted by the Company under certain stock option plans, of which approximately 135,548 were exercisable as of December 31, 1996.

(2) Assumes that the over-allotment option of 1,500,000 shares granted by the Selling Shareholder to the Underwriters is not exercised. Upon completion of the Offering, the Selling Shareholder will continue to own approximately 45.2% of the Company's outstanding Common Stock. If such over-allotment option is exercised in full, the Selling Shareholder will own 29,910,000 shares of Common Stock, or 43.0% of the Company's outstanding Common Stock, after the Offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth for the periods indicated selected historical consolidated financial data and historical operating statistics for the Company. For the year ended December 31, 1992, WellPoint's business was conducted by BCC. In accordance with generally accepted accounting principles, the assets and liabilities of WellPoint's business for such period have been reflected in its financial statements on the basis of BCC's historical cost. The selected historical consolidated financial data and operating statistics present WellPoint's results of operations for such period as if it had been operating as a separate stand-alone entity. For the years ended December 31, 1992 through 1995 and for the period January 1, 1996 through May 20, 1996 (the effective date of the Recapitalization), the selected historical consolidated financial data do not include the commercial operations of BCC (the "BCC Commercial Operations"). Information as of December 31, 1996 and for each of the three years ended December 31, 1996 has been derived from the Consolidated Financial Statements of WellPoint incorporated herein by reference, which have been audited by Coopers & Lybrand L.L.P., independent public accountants for WellPoint, whose report is incorporated herein by reference. Information for the years ended December 31, 1992 and 1993 has been derived from WellPoint's audited consolidated financial statements.

                                                                          YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------------
                                                            1992        1993        1994        1995        1996
                                                         ----------  ----------  ----------  ----------  ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING
                                                                                STATISTICS)
INCOME STATEMENT DATA:
  Revenues.............................................  $2,275,155  $2,449,175  $2,791,672  $3,107,079  $4,169,782
  Operating expenses:
    Operating expenses (excluding nonrecurring
      costs)...........................................   1,983,641   2,133,245   2,431,643   2,734,541   3,773,512
    Nonrecurring costs.................................          --          --          --      57,074(4)         --
  Operating income.....................................     291,514     315,930     360,029     315,464     396,270
  Interest expense.....................................          --          --          --          --      36,628
    Income before cumulative effect of accounting
      changes..........................................     174,758     186,644     213,170     179,989     202,002
  Net income...........................................     174,758     165,384     213,170     179,989     202,002
  Earnings per share:(1)
    Income before cumulative effect of accounting
      changes..........................................       $2.63       $2.81       $3.21       $2.71       $3.04
    Net income.........................................        2.63        2.49        3.21        2.71(5)       3.04
OPERATING STATISTICS:(2)
  Loss ratio...........................................        73.6%       73.0%       72.8%       75.6%       77.4%
  Selling expense ratio................................         5.9         6.2         6.3         6.4         5.6
  General and administrative expense ratio.............        12.1        11.2        12.5        11.6        13.6
  Net income ratio.....................................         8.0         7.0         7.9         6.1         5.0
  Number of medical members at end of period(3)........   2,162,000   2,322,000   2,617,000   2,797,000   4,485,000

                                                                                         DECEMBER 31, 1996
                                                                                  -------------------------------
                                                                                      ACTUAL      AS ADJUSTED(6)
                                                                                  --------------  ---------------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..................................................................    $3,405,542      $ 3,405,542
  Stockholders' equity..........................................................       870,459          991,815

------------------------------
(1) Earnings per share for all periods presented prior to 1996 has been recomputed using 66,366,500 shares, the number of shares outstanding immediately following completion of the Recapitalization on May 20, 1996. Earnings per share for 1996 has been calculated using such 66,366,500 shares, plus the weighted average number of shares issued since the Recapitalization.

(2) The loss ratio represents health care services and other benefits as a percentage of premium revenue. All other ratios are shown as a percentage of premium revenue and management services revenue combined.

(3) Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by each contract.

(4) This charge included $29.8 million of costs, primarily professional fees, associated with the proposed recapitalization of the Company and the terminated acquisition of Health Systems International, Inc. and $27.3 million for the impairment of the Company's pharmaceutical benefits management business.

(5) Earnings per share for the year ended December 31, 1995 includes nonrecurring costs of $0.52 per share.

(6) Adjusted to give effect to the sale of 3,000,000 Shares offered hereby by the Company at an assumed initial offering price of $41.875 per share, less underwriting discount and estimated offering expenses payable by the Company, and application of the net proceeds as described in "Use of Proceeds."

                        CAUTIONARY DISCLOSURE REGARDING
                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in "Business" such as those with respect to the Company's geographic expansion and other business strategies, the effect of recent health care reform legislation and small group membership growth, and other statements contained herein regarding matters that are not historical facts are forward-looking statements (as such term is defined in the Securities
Act). Such statements involve a number of risks and uncertainties which may cause actual results to differ from those projected. Factors that can cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors" and in other documents filed from time to time by the Company with the Securities and Exchange Commission (including the Company's Annual Report on Form 10-K). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements as a result of any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.

HEALTH CARE REGULATIONS; LEGISLATIVE REFORM

    WellPoint's operations are subject to substantial regulation by Federal, state and local agencies. WellPoint offers its managed health care plans in California principally through subsidiaries whose businesses are subject to regulation by the California Department of Corporations (the "DOC") under the Knox-Keene Health Care Service Plan Act of 1975 (the "Knox-Keene Act"). In addition, due in part to the MMHD and GBO Acquisitions, as well as previously existing Company operations, the Company is subject to regulation by the Departments of Insurance (the "DOI") in California, Delaware and the 48 other states. Finally, as the Company offers a broad range of managed care products in new geographic locations outside of California, it will be subject to additional regulation by governmental agencies with respect to the provision of health care services. There can be no assurance that any future regulatory action by the DOC or any such other agencies will not have a material adverse effect on the profitability or marketability of WellPoint's health plans or on its financial condition or results of operations. Because of the Company's participation in government-sponsored programs such as Medicaid and Medicare, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect WellPoint's financial condition or results of operations.

    In August 1996, the President signed into law the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). The HIPAA contains the following key provisions: (i) guaranteed access to health insurance for businesses with 50 or fewer employees; (ii) guaranteed access to health insurance for individuals who lose group coverage; and (iii) protections for individuals with pre-existing medical conditions. In September 1996, the President signed maternity length of stay and mental health parity measures into law. The maternity length of stay provision requires insurers to cover the cost of a 48-hour hospital stay following delivery and a 96-hour stay following a Caesarian section. The mental health parity provision will require insurance plans that provide mental health benefits to set the same level of yearly and lifetime coverage for mental health benefits as for physical ones. These maternity length of stay and mental health parity measures will take effect January 1, 1998. Various states have passed similar legislation, some providing for more extensive benefits than those required by HIPAA. In addition, numerous proposals have been introduced in, or are being considered by, the United States Congress and state legislatures relating to health care reform, in particular, relating to the scope of health care benefits. There can be no assurance that compliance with recently enacted or future legislation will not have a material adverse impact on WellPoint's claims expense, its financial condition or results of operations.

HEALTH CARE COSTS AND PREMIUM PRICING PRESSURES

    WellPoint's profitability will depend in large part on accurately predicting health care costs and on its ability to control future health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider and hospital contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, clusters of high-cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care are beyond any health plan's control and may adversely affect WellPoint's ability to predict and control health care costs as well as its financial condition or results of operations.

    In addition to the challenge of controlling health care costs, the Company faces pressure to contain premium prices. Employer-sponsored and government-sponsored programs are subject to renegotiation as payors seek to control their costs. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs. WellPoint's financial condition or results of operations would be adversely affected by any limitation on the Company's ability to increase or maintain its premium levels.

INTEGRATION OF RECENT ACQUISITIONS; GEOGRAPHIC EXPANSION STRATEGY

    A significant component of the Company's business strategy is to diversify into new geographic markets, particularly through strategic acquisitions. The Company completed the MMHD Acquisition in March 1996 and the GBO Acquisition in March 1997. The integration of the acquired MMHD operations and the GBO into the operations of the Company will require considerable expenditures (estimated at approximately $65 million for 1997 and 1998), a significant amount of management time and could result in a diversion of management resources from other matters. The success of these acquisitions will also require the integration of a significant number of employees into the Company's existing operations as well as the integration of separate information systems. No assurances can be given regarding the ultimate success of the integration of these acquisitions into the Company's business, due in part to the large size and multi-state nature of their businesses.

    Both the acquired MMHD operations and the GBO have some indemnity-based insurance operations, with a significant number of members outside of California. Each of these operations experienced varying profitability or losses in recent periods. Each of these operations has also experienced a higher overall loss ratio and administrative expense ratio than the Company and accordingly may contribute to increases in these ratios in future periods. In addition, the Company expects that it will experience material membership attrition as it pursues its strategy of motivating traditional indemnity health insurance members to select managed care products. A significant percentage of the members of the acquired MMHD operations and the GBO are in geographic areas where managed care health plans are less prevalent and have not gained as great acceptance as in California. There can be no assurances that a sufficient number of these members will accept managed care health plans or that the Company will be able to continue existing relationships with provider networks currently serving those members or develop satisfactory proprietary provider networks in these geographic areas. The development of such networks, as well as networks to support other aspects of the Company's geographic expansion strategy, will require considerable expenditures by the Company in excess of the amount estimated in connection with the integration of the MMHD operations and the GBO into the operations of the Company. The availability of funds for these expenditures will be dependent upon, among other things, the continued profitability of the Company.

    As the Company pursues its geographic expansion strategy, the Company's market share in the new markets will not be as significant, and its provider networks not as extensive, as in California, and the Company will not have the benefit of the Blue Cross mark, which are important components of its success in California. After an initial transition period, the Company will also no longer have the benefit of the MassMutual or John Hancock trade names under which these operations were previously conducted. There can be no assurance that the absence of one or more of these elements will not adversely affect the success of the Company's geographic expansion strategy.

COMPETITION

    Managed health care organizations, such as the Company, operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other managed health care organizations and market pressures brought about by a better informed and better organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of managed health care companies. The Company believes that factors affecting the selection of a managed health care plan include price, size of provider networks, quality of service and reputation (which may be affected by accreditation by voluntary organizations such as the National Committee on Quality Assurance ("NCQA")).

    Despite its recent acquisitions, the Company's current operations remain heavily concentrated in California, where the managed health care industry is highly competitive on both a regional and statewide basis. In addition, the managed health care industry in California has undergone significant changes in recent years, including substantial consolidation as a result of completed and pending transactions. Outside of California, the Company faces substantial competition in all markets in which it operates from other regional and national companies, many of whom have (or due to future consolidation, may have) significantly greater financial and other resources and market share than the Company. If competition were to further increase in such markets, WellPoint's financial condition or results of operations could be materially adversely affected. See "Business--Competition."

    A substantial portion of WellPoint's California business is in the individual and small employer group market, where the loss ratio is significantly lower than in the large employer group market. The individual and small employer group business constituted approximately 45% of WellPoint's total premium revenue for the year ended December 31, 1996. WellPoint has experienced increasing competition in the individual and small employer group market over the past several years, which could adversely affect its medical loss ratio and future financial condition and results of operations.

BLUE CROSS MARK

    The Company is party to a license agreement (the "License Agreement") with the BlueCross BlueShield Association ("BCBSA") which entitles WellPoint and certain of its subsidiaries to use the Blue Cross mark in California. The License Agreement contains certain requirements and restrictions regarding ownership of the Company's Common Stock and compliance with certain financial ratios and operating requirements. Upon the occurrence of any event causing termination of the License Agreement, WellPoint would cease to have the right to use the Blue Cross mark in California and the BCBSA could thereafter issue a license to use the Blue Cross mark in California to another entity, which would adversely affect WellPoint's financial condition or results of operations. See "Business--Service Marks."

MINIMUM BCBSA CAPITAL REQUIREMENTS

    The Company is required to maintain minimum tangible net equity ("TNE") by the Company's primary regulator, the DOC, and is required to meet minimum capital requirements prescribed by the BCBSA. In measuring its capital for the BCBSA, the Company is required by the BCBSA to use the method prescribed by the DOC regulations. The failure to meet a specified level (the "Minimum BCBSA Capital") of the BCBSA's base capital requirement can subject the Company to certain corrective actions, while the failure to meet a lower specified level of capital can result in termination of the License Agreement. The Minimum BCBSA Capital requirement, which is more restrictive than the DOC's capital requirements, increased as of December 31, 1996. In order to address an anticipated shortfall in the Company's capital under the BCBSA's more stringent requirements, on December 30, 1996 the Company borrowed $50 million under its $200 million subordinated debt facility (the "Subordinated Credit Agreement"). As of December 31, 1996, the Company's TNE (and thus its capital for BCBSA purposes) was approximately $388 million and the Minimum BCBSA Capital was approximately $364 million. The Company's required TNE for DOC purposes was approximately $17 million as of such date. The DOC regulations permit the Company to include in TNE the amount of any indebtedness which is subordinated to the Company's obligation to maintain the DOC's required TNE. The Company's borrowings under the Subordinated Credit Agreement have been subordinated in a fashion that the Company believes is acceptable to the DOC to include such borrowings in its TNE. On March 17, 1997, the Company borrowed an additional $150 million under the Subordinated Credit Agreement in part to meet increased capital needs as a result of the GBO Acquisition. The Company intends to present a proposal at its 1997 Annual Meeting of Shareholders to form a new Delaware holding company structure (the "Reincorporation"), which would have the effect of greatly increasing the Company's capital for BCBSA purposes. However, there can be no assurances that such a proposal will be adopted or that, whether or not such proposal is adopted, the Company's net income in future periods will be sufficient to continue to satisfy the Minimum BCBSA Capital requirement or that, if necessary, the Company will be able to obtain additional subordinated indebtedness to meet this requirement. See "Description of Capital Stock--Reincorporation Proposal."

EVOLVING THEORIES OF RECOVERY

    WellPoint, like HMOs and health insurers generally, excludes certain health care services from coverage under its HMO, PPO and other plans. In the ordinary course of its business, WellPoint is subject to the claims of its members arising out of decisions to restrict reimbursement for certain treatments. The loss of even one such claim, if it were to result in a significant punitive damage award, could have a material adverse effect on WellPoint's financial condition or results of operations. In addition, the risk of potential liability under punitive damage theories may significantly increase the difficulty of obtaining reasonable settlements of coverage claims. However, the financial and operational impact that such evolving theories of recovery will have on the managed care industry generally, or WellPoint in particular, is presently unknown.

EFFECT OF OWNERSHIP AND TRANSFER RESTRICTIONS ON FUTURE CHANGES OF CONTROL

    The ownership and transfer restrictions contained in the WellPoint Articles of Incorporation provide that no person or entity or affiliated group of persons or entities (other than the Foundation) may beneficially own more than one share less than 5% of the outstanding voting securities of the Company (the "Ownership Limit"). See "Recapitalization." The ownership and transfer restrictions can generally not be amended without the affirmative vote of at least 75% of each class of the outstanding shares of voting capital stock represented and voting at a duly held meeting of the shareholders at which a quorum is present. Accordingly, the ownership and transfer restrictions, as well as requirements under the License Agreement, may have the effect of discouraging or even preventing a merger or business combination, a tender offer or similar extraordinary transaction involving WellPoint. See "--Future Sales of Common Stock; Principal Shareholder."

FUTURE SALES OF COMMON STOCK; PRINCIPAL SHAREHOLDER

    As of December 31, 1996, the Foundation owned 38,410,000 shares of the Company's Common Stock, representing approximately 57.7% of the total outstanding shares. Following the Offering, the Foundation will own 31,410,000 shares of the Company's Common Stock, which will represent approximately 45.2% of the total outstanding shares (or, if the over-allotment option is exercised in full, 29,910,000 shares of the Company's Common Stock, which will represent approximately 43.0% of the total outstanding shares). Such ownership, however, is subject to the provisions of a voting trust agreement (the "Voting Trust Agreement") and a voting agreement (the "Voting Agreement"), which may inhibit or delay changes of control or other significant corporate events. See "Recapitalization." The Foundation, while not being entitled to exercise a majority of the outstanding voting power of WellPoint, will by virtue of the voting power under its control have the ability to exert influence over shareholder actions, including the sale or merger of WellPoint. In exercising this voting power, the Foundation may have interests that diverge from those of WellPoint's other shareholders.

    The Company has entered into a registration rights agreement with the Foundation (the "Registration Rights Agreement"), granting the Foundation certain demand and "piggyback" registration rights. Sales of WellPoint Common Stock pursuant to any exercise of such rights may adversely affect the market price of WellPoint Common Stock. The shares being sold in the Offering by the Foundation are being sold pursuant to the exercise of its "piggyback" registration rights.

    Sales of substantial amounts of Common Stock in the public market by the Foundation could adversely affect the market price of the Common Stock. Pursuant to the undertakings made by BCC in connection with the DOC's approval of the Recapitalization, the Foundation is required to make certain minimum annual distributions beginning in 1997. In order to fund required distributions, the Foundation may periodically sell shares of its WellPoint Common Stock. In addition, pursuant to the requirements of the BCBSA, the Foundation has agreed to reduce its voting power in WellPoint to less than 20% within three years of May 20, 1996 and to less than 5% within five years of such date, either through sales of shares or by deposit of such shares into the voting trust.

CERTAIN TAX ISSUES RELATING TO THE RECAPITALIZATION

    In connection with the Recapitalization, BCC received a ruling from the Internal Revenue Service ("IRS") that, among other things, the conversion of BCC from non-profit to for-profit status as part of the Recapitalization (the "BCC Conversion") qualified as a tax-free transaction and that no gain or loss was recognized by BCC for Federal income tax purposes.

    If the ruling were subsequently revoked, modified or not honored by the IRS (due to a change in law or for any other reason), WellPoint, as the successor to BCC, could be subject to Federal income tax on the difference between the value of BCC at the time of the BCC Conversion and BCC's tax basis in its assets at the time of the BCC Conversion. The potential tax liability to WellPoint if the BCC Conversion is treated as a taxable transaction is currently estimated to be approximately $696 million, plus interest (and possibly penalties). BCC and the Foundation entered into an indemnification agreement (the "Indemnification Agreement") that provides, with certain exceptions, that the Foundation will indemnify WellPoint against the net tax liability as a result of a revocation or modification, in whole or in part, of the ruling by the IRS or a determination by the IRS that the BCC Conversion constitutes a taxable transaction for Federal income tax purposes. In the event a tax liability should arise against which the Foundation has agreed to indemnify WellPoint, there can be no assurance that the Foundation will have sufficient assets to satisfy the liability in full, in which case WellPoint would bear all or a portion of the cost of the liability, which could have a material adverse effect on WellPoint's financial condition. See "Recapitalization."

                                RECAPITALIZATION

    On May 20, 1996, BCC and the Company's predecessor, WellPoint Health Networks Inc., a Delaware corporation ("Old WellPoint"), concluded the Recapitalization pursuant to which, (a) Old WellPoint distributed an aggregate of $995.0 million by means of a special dividend of $10.00 per share of its common stock, and BCC, as a California nonprofit public benefit corporation, thereupon immediately donated its portion thereof ($800 million) to the California Endowment (the "Endowment"), a newly created foundation; (b) BCC donated its assets, other than BCC's Old WellPoint Class B Common Stock and the BCC Commercial Operations to the Foundation; (c) BCC changed its status to a California for-profit business corporation and issued to the Foundation 53,360,000 shares of its common stock; and (d) Old WellPoint merged with and into BCC (the "Merger") and the surviving entity changed its name to WellPoint Health Networks Inc. In the Merger, (i) each outstanding share of Old WellPoint Class A Common stock was converted into 0.667 shares of the Company's Common Stock, (ii) the outstanding shares of the Company's Common Stock held by the Foundation prior to the Merger were converted into 53,360,000 shares of the post-Merger Company's Common Stock and a cash payment of $235.0 million to reflect the value of the BCC Commercial Operations and the value of the Blue Cross mark and (iii) the outstanding shares of Old WellPoint Class B Common Stock were canceled. The Company and the Foundation subsequently amended the terms of the Recapitalization to provide for the substitution by the Company of $7.0 million in cash for the capital of certain entities owning the real estate surrounding the Company's headquarters building.

    In connection with the Recapitalization, BCC received a ruling from the IRS that, among other things, the BCC Conversion qualified as a tax-free transaction and that no gain or loss was recognized by BCC for Federal income tax purposes. The Foundation and the Company have entered into the Indemnification Agreement which provides, with certain exceptions, that the Foundation will indemnify WellPoint against the net tax liability as a result of a revocation or modification, in whole or in part, of the ruling by the IRS or a determination by the IRS that the BCC Conversion constitutes a taxable transaction for Federal income tax purposes.

    In connection with the Recapitalization, BCC relinquished its rights under the Blue Cross License Agreement dated January 1, 1991, between Blue Cross of California and the BCBSA. The BCBSA and the Company entered into the License Agreement, pursuant to which the Company has become the exclusive licensee for the right to use the Blue Cross name and related service marks in California and has become a member of the BCBSA. See "Business--Service Marks."

    The License Agreement required that the Foundation enter into the Voting Trust Agreement, pursuant to which the Foundation deposited into a voting trust (the "Voting Trust") the number of shares of the Company's Common Stock sufficient to reduce the Foundation's holdings outside such Voting Trust to a level not in excess of 50% of the voting power of the outstanding shares of the Company's Common Stock. The shares held by the trustee under the Voting Trust Agreement (the "Voting Trust Shares") generally will be voted (i) with respect to elections and removal of directors, calling of shareholder meetings and amendment of the Company's Articles of Incorporation and Bylaws, where such actions are opposed by the Board of Directors, to support the position of the Board of Directors, (ii) with certain exceptions, on matters requiring a vote of at least an absolute majority of all outstanding shares of Common Stock, as the majority of non-Voting Trust Shares vote, and (iii) on all other matters, including with respect to the reincorporation of the Company in Delaware, in the identical proportion in favor of or in opposition to such matters as non-Voting Trust Shares vote. See "Description of Capital Stock-- Reincorporation Proposal." In addition, the Voting Trust Agreement requires that the Foundation, through sales (which may involve additional exercises of its registration rights discussed below) or additional deposits into the Voting Trust, reduce its holdings outside the Voting Trust to 20% and 5% of the outstanding Common Stock on and after three and five years, respectively, from May 20, 1996.

    With respect to those shares held by the Foundation in excess of the Ownership Limit that are not subject to the Voting Trust Agreement, the Foundation has also entered into the Voting Agreement. The Voting Agreement provides among other things, that the Foundation, during the period that it continues to own in excess of the Ownership Limit, will vote all shares of the Company's Common Stock owned by it in excess of 5% of the outstanding shares (except those shares held pursuant to the Voting Trust Agreement) in favor of each nominee to the Board of Directors of the Company, or under certain circumstances, other subsets of the board, all as set forth in the Company's Bylaws. With respect to the removal of directors, calling of shareholder meetings and amendment of the Company's Articles of Incorporation and Bylaws, where such actions are opposed by the Board of Directors, the Foundation has also agreed under the Voting Agreement to support the position of the Board of Directors. The Foundation has further agreed to vote all of the shares of the Company's Common Stock owned by it which are subject to the Voting Agreement with respect to the reincorporation of the Company in Delaware in the identical proportion in favor or in opposition as all shareholders other than the Foundation vote.

    In connection with the Recapitalization, the Company and the Foundation also entered into the Registration Rights Agreements with respect to the shares of the Company held by the Foundation. The Registration Rights Agreement grants the Foundation (and certain transferees of the shares covered by the Registration Rights Agreement) certain demand and "piggyback" registration rights. The sale of Common Stock offered hereby by the Foundation is being made pursuant to the exercise of "piggyback" registration rights.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 3,000,000 Shares offered hereby by the Company are estimated to be $121,356,250, based upon an assumed offering price of $41.875 per share and after deducting estimated underwriting discounts and offering expenses payable by the Company. The Company will be required to use the net proceeds from the sale of Common Stock offered by the Company hereby to repay a portion of the outstanding indebtedness under the Company's Subordinated Credit Agreement (which does not allow for the reborrowing of any amounts repaid). As of March 17, 1997, the Company had incurred indebtedness of $200 million under the Subordinated Credit Agreement, which had been used to meet the BCBSA capital requirements, fund the GBO Acquisition and for general corporate purposes. As of such date, borrowings under the Subordinated Credit Agreement incurred interest at a rate of 6.12% per annum. All outstanding indebtedness under the Subordinated Credit Agreement will become due on December 31, 1998. See "Risk Factors--Minimum BCBSA Capital Requirements" and "Business--Service Marks."

    The Company will not receive any proceeds from the sale of shares of Common Stock being offered hereby by the Selling Shareholder.

                                DIVIDEND POLICY

    The Company currently intends to retain all of its current and future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The Board of Directors has determined to retain its net earnings during 1997. In connection with the Recapitalization, Old WellPoint paid a special dividend of $10.00 per share to the holders of its Class A and Class B Common Stock. See "Recapitalization." The payment of any future dividends will be at the discretion of the Company's Board of Directors.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the New York Stock Exchange under the symbol "WLP" since the Company's initial public offering on January 27, 1993. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock. For periods prior to the consummation of the Recapitalization on May 20, 1996 the information given below is with respect to Old WellPoint Class A Common Stock without adjustment for the two-for-three exchange occurring as part of the Recapitalization. In connection with the Recapitalization, Old WellPoint paid a special dividend of $10.00 per share to its stockholders of record as of May 15, 1996. See "Recapitalization."

                                                                                                   HIGH          LOW
                                                                                                   -----         ---
PRE-RECAPITALIZATION:
Year Ended December 31, 1995
  First Quarter...............................................................................   $      37    $      27
  Second Quarter..............................................................................          343/8         273/8
  Third Quarter...............................................................................          31           277/8
  Fourth Quarter..............................................................................          333/8         291/8
Year Ended December 31, 1996
  First Quarter...............................................................................   $      36    $      317/8
  Second Quarter (through May 20, 1996).......................................................          365/8         26
POST-RECAPITALIZATION:
  Second Quarter (May 21, 1996 to June 30, 1996)..............................................   $      391/8  $      311/8
  Third Quarter...............................................................................          333/4         233/8
  Fourth Quarter..............................................................................          351/2         281/4
Year Ending December 31, 1997
  First Quarter (through March 25, 1997)......................................................          457/8         321/2
                                                                                                       ---          ---
                                                                                                       ---          ---

    On March 25, 1997 the closing price on the New York Stock Exchange for the Company's Common Stock was $41.875 per share. As of March 14, 1997, there were approximately 1,200 holders of record of Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis and (ii) as adjusted to reflect the repayment of subordinated long-term indebtedness with the net proceeds of the sale of Common Stock offered hereby by the Company (at an assumed offering price of $41.875 per share). See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements, which are incorporated herein by reference.

                                                                                         DECEMBER 31, 1996
                                                                                      ------------------------
                                                                                        ACTUAL    AS ADJUSTED
                                                                                      ----------  ------------
                                                                                           (IN THOUSANDS)
Long-term debt (1)..................................................................  $  625,000   $  503,644
Stockholders' equity:
  Preferred Stock, $0.01 par value, 50,000,000 shares authorized, none issued and
    outstanding.....................................................................          --           --
  Common Stock, $0.01 par value, 300,000,000 shares authorized, 66,526,985 issued and outstanding, actual, 69,526,985 shares issued and outstanding, as
    adjusted........................................................................         665          695
  Additional paid-in capital........................................................     761,879      883,205
  Unrealized valuation adjustment...................................................      (9,994)      (9,994)
  Retained earnings.................................................................     117,909      117,909
                                                                                      ----------  ------------
    Total stockholders' equity......................................................     870,459      991,815
                                                                                      ----------  ------------
      Total capitalization..........................................................  $1,495,459   $1,495,459
                                                                                      ----------  ------------
                                                                                      ----------  ------------

------------------------------

(1) Does not include net repayments of long-term debt of approximately $31 million from January 1, 1997 through March 15, 1997.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth for the periods indicated selected consolidated financial data and operating statistics for the Company. For the year ended December 31, 1992, WellPoint's business was conducted by BCC. In accordance with generally accepted accounting principles, the assets and liabilities of WellPoint's business for such periods have been reflected in its financial statements on the basis of BCC's historical cost. The selected historical consolidated financial data and operating statistics present WellPoint's financial position and results of operations for such periods as if it had been operating as a separate stand-alone entity. For the years ended and as of December 31, 1992 through December 31, 1995 and the period January 1, 1996 through May 20, 1996 (the effective date of the Recapitalization), the selected historical consolidated financial data do not include the BCC Commercial Operations. Information as of December 31, 1995 and 1996 and for each of the three years ended December 31, 1996 has been derived from the Consolidated Financial Statements of WellPoint incorporated herein by reference, which have been audited by Coopers & Lybrand L.L.P., independent public accountants for WellPoint, whose report is incorporated herein by reference. Information as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 have been derived from WellPoint's audited consolidated financial statements. The following data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto that are incorporated herein by reference.

                                                                 YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------------
                                            1992           1993           1994           1995           1996
                                        -------------  -------------  -------------  -------------  -------------
                                                                     (IN THOUSANDS)
INCOME STATEMENT DATA:
  Revenues:
    Premium revenue...................  $   2,161,216  $   2,355,980  $   2,647,951  $   2,910,622  $   3,879,806
    Management services revenue.......         17,952         18,121         36,274         61,151        147,948
    Investment income.................         95,987         75,074        107,447        135,306        142,028
                                        -------------  -------------  -------------  -------------  -------------
                                            2,275,155      2,449,175      2,791,672      3,107,079      4,169,782
  Operating expenses:
    Health care services and other
      benefits........................      1,591,725      1,719,853      1,927,954      2,199,953      3,003,117
    Selling expense...................        128,653        147,097        169,483        190,161        224,453
    General and administrative
      expense.........................        263,263        266,295        334,206        344,427        545,942
    Nonrecurring costs................             --             --             --         57,074(1)            --
                                        -------------  -------------  -------------  -------------  -------------
                                            1,983,641      2,133,245      2,431,643      2,791,615      3,773,512
                                        -------------  -------------  -------------  -------------  -------------
  Operating income....................        291,514        315,930        360,029        315,464        396,270
      Interest expense................             --             --             --             --         36,628
      Other expense, net..............          2,419          2,901          8,008         12,677         20,134
                                        -------------  -------------  -------------  -------------  -------------
  Income before provision for income
    taxes and cumulative effect of
    accounting changes................        289,095        313,029        352,021        302,787        339,508
    Provision for income taxes........        114,337        126,385        138,851        122,798        137,506
                                        -------------  -------------  -------------  -------------  -------------
  Income before cumulative effect of
    accounting changes................        174,758        186,644        213,170        179,989        202,002
  Cumulative effect of accounting
    changes-- adoption of SFAS Nos.
    106 and 109.......................             --        (21,260)            --             --             --
                                        -------------  -------------  -------------  -------------  -------------
  Net income..........................  $     174,758  $     165,384  $     213,170  $     179,989  $     202,002
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------

                                                                 YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------------
                                            1992           1993           1994           1995           1996
                                        -------------  -------------  -------------  -------------  -------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING STATISTICS)
EARNINGS PER SHARE(2):
  Income before cumulative effect of
    accounting changes................          $2.63          $2.81          $3.21          $2.71          $3.04
  Cumulative effect of accounting
    changes...........................             --          (0.32)            --             --             --
                                        -------------  -------------  -------------  -------------  -------------
  Net income..........................          $2.63          $2.49          $3.21          $2.71(5)         $3.04
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
OPERATING STATISTICS(3):
  Loss ratio..........................           73.6%          73.0%          72.8%          75.6%          77.4%
  Selling expense ratio...............            5.9            6.2            6.3            6.4            5.6
  General and administrative expense
    ratio.............................           12.1           11.2           12.5           11.6           13.6
  Net income ratio....................            8.0            7.0            7.9            6.1            5.0
  Number of medical members at end of
    period(4).........................      2,162,000      2,322,000      2,617,000      2,797,000      4,485,000

                                                                                                    DECEMBER 31, 1996
                                                          DECEMBER 31,                         ----------------------------
                                   ----------------------------------------------------------                      AS
                                       1992           1993           1994           1995          ACTUAL       ADJUSTED(6)
                                   -------------  -------------  -------------  -------------  -------------  -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and investment
    securities...................  $   1,039,106  $   1,779,495  $   1,973,388  $   2,257,269  $   2,165,492  $   2,165,492
  Total assets...................      1,155,883      1,921,832      2,385,636      2,679,257      3,405,542      3,405,542
  Long-term debt.................       --             --             --             --              625,000        503,644
  Stockholders' equity...........        507,483      1,233,190      1,418,919      1,670,226        870,459        991,815

------------------------

(1) This charge included $29.8 million of costs, primarily professional fees, associated with the proposed recapitalization of the Company and the terminated acquisition of Health Systems International, Inc. and $27.3 million for the impairment of the Company's pharmaceutical benefits management business.

(2) Earnings per share for all periods presented prior to 1996 has been recomputed using 66,366,500 shares, the number of shares outstanding immediately following completion of the Recapitalization. Earnings per share for 1996 has been calculated using such 66,366,500 shares, plus the weighted average number of shares issued since the Recapitalization.

(3) The loss ratio represents health care services and other benefits as a percentage of premium revenue. All other ratios are shown as a percentage of premium revenue and management services revenue.

(4) Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by each contract.

(5) Earnings per share for the year ended December 31, 1995 includes nonrecurring costs of $0.52 per share.

(6) Adjusted to give effect to the sale of 3,000,000 Shares offered hereby by the Company at an assumed initial offering price of $41.875 per share, less underwriting discount and estimated offering expenses payable by the Company, and application of the net proceeds as described in "Use of Proceeds."

                                    BUSINESS

GENERAL

    The Company is one of the nation's largest publicly traded managed health care companies with approximately 4.5 million medical members, 11.5 million pharmacy members and 1.6 million dental members as of December 31, 1996. The Company offers a diversified mix of managed care products, including HMOs, PPOs, POS and other hybrid plans. The Company's managed care plans incorporate a full range of financial incentives and cost controls for both members and providers. The Company also provides a broad array of specialty products, including pharmacy, dental, life, workers' compensation, disability, behavioral health, COBRA and flexible benefits account administration. In addition, the Company offers managed care services for self-funded employers, including underwriting, actuarial services, network access, medical cost management, claims processing and administrative services. WellPoint's diversified mix of products and services has been developed to meet the needs of a broad range of individuals, employer groups and their employees. The Company's operations, with the exception of specialty products, are organized into two internal business units with a geographic focus.

    The Company markets its products in California primarily under the name Blue Cross of California and outside of California primarily under the name UNICARE. Historically, the Company's primary market for managed care products has been California. The Company holds the exclusive right in California to market its products under the Blue Cross name and mark. The Company is diversified in its California customer base, with extensive membership among small employer groups, individuals and large employer groups, and a growing presence in the Medicare and Medicaid markets.

    Over the past decade, the Company has successfully transitioned substantially all of its California indemnity health insurance customers to managed care products. An important element of the Company's geographic expansion strategy is to replicate its experience in California in motivating traditional indemnity members to transition to the Company's broad range of managed care products. The Company's acquisition strategy focuses on large employer group plans which offer indemnity and other health care products that are less intensively managed than the Company's current products. In addition, the Company focuses on acquiring businesses that provide significant concentrations of members in strategic locations outside of California. The Company believes that such acquisitions will provide it with sufficient scale to begin development of proprietary provider network systems in key geographic areas which will enable the Company over time to offer a broad range of managed care products. The Company intends to use these new networks to introduce individual, small group and senior products, which have historically been more profitable for the Company in California than large group products.

RECENT DEVELOPMENT--GBO ACQUISITION

    On March 1, 1997, the Company completed the GBO Acquisition. The purchase price for the acquisition was $86.7 million, subject to adjustment upon completion of a post-closing audit.

    As of December 31, 1996, the GBO provided benefits to approximately 1.3 million medical members, most of which were in health plans that are self-funded by employers. The GBO offers indemnity and PPO plans, and also provides life, dental and disability coverage to a variety of employer groups. The GBO focuses on the largest employer groups, accounts with greater than 5,000 employees. A majority of the GBO members are located in California, Texas, Georgia, the Mid-Atlantic/Washington, D.C. area, Massachusetts, the New York/Tri-State area, Ohio, Illinois and Michigan. In addition to the medical members, as of December 31, 1996, the GBO served approximately 270,000 pharmacy members, approximately
1.5 million dental members, approximately 1.0 million life insurance members and covered approximately 940,000 members through disability products. The GBO Acquisition also included Cost Care, Inc. ("CCI"), a wholly owned subsidiary of John Hancock, which provides medical management services. The Company believes that the GBO, when integrated into its UNICARE business, will give the Company increased membership concentration in key geographic areas and create a base for expanding its network models.

    The closing of the GBO Acquisition was postponed from January 31, 1997, due to the granting of an injunction on January 30, 1997 in favor of SelectCare Inc. ("SelectCare"), a network manager in Michigan used by John Hancock to serve certain GBO members. In its complaint for an injunction, SelectCare had alleged, among other things, that the completion of the acquisition would violate the confidentiality provisions of John Hancock's agreements with SelectCare. The case was brought by SelectCare in the federal District Court in Michigan. The acquisition was completed on March 1, 1997 in a manner the Company believes complies with the terms of the injunction.

STRATEGY

    Over the past decade, the Company has established a leading position in the California managed care market by developing a full range of managed care products, implementing a proprietary provider network system and successfully motivating its indemnity members to transition to the Company's managed care products. The Company intends to address the future growth of its business by continuing its successful strategy in California and replicating this strategy in other states with a focus on the following key elements:

    OFFERING A BROAD LINE OF INNOVATIVE PRODUCTS. The Company offers its California customers a full range of managed care health plans, including HMO, PPO and POS plans, and a broad array of specialty products. The Company's product offerings and organizational structure are targeted to address the differing needs of specific market segments. Management believes that WellPoint has been an innovator in the design of new products, such as its Prudent Buyer Co-Pay product, which replaces traditional PPO deductibles with HMO-like co-payment obligations while retaining the member choice typical of PPO plans, and its CaliforniaCare Saver HMO product, which introduces deductible obligations for certain hospital and outpatient benefits. In 1997, the Company began offering high-deductible health plans for use in connection with tax-advantaged Medical Savings Accounts ("MSAs"). As customers demand more flexibility in their managed care plans, WellPoint believes its broad product line and product innovation will continue to provide the Company with a competitive advantage in attracting new members.

    MOTIVATING MEMBERSHIP TO SELECT MORE INTENSIVELY MANAGED PLANS. The Company markets a continuum of managed health care plans while providing incentives to members and employers to select more intensively managed plans. Such plans are typically offered at a lower cost to members in exchange for additional cost-control measures, such as limited flexibility in choosing non-network providers. For example, the Company's Prudent Buyer Classic plans incorporate highly credentialed provider networks that are more exclusive than typical PPO networks, while allowing members to select specialists without preauthorization from a primary care physician. The Company believes that it is better able to predict and control its health care costs as members select more intensively managed health care plans.

    PURSUING GROWTH IN SPECIFIC CUSTOMER SEGMENTS. The Company focuses on pursuing the most favorable opportunities for membership expansion. The Company remains a leader in California in serving individuals and small employer groups despite increased competition, and serves the large employer group market. The Company is also pursuing growth opportunities in the Medicare market, which includes converting Medigap insurance members to Medicare risk products and introducing its Medicare Select PPO products to the senior community. In addition, WellPoint has been awarded Medicaid contracts in nine California counties. The Company intends to continue development of start-up operations, while selectively evaluating attractive acquisition candidates, as it expands its national business among all customer segments.

    EXPANDING GEOGRAPHICALLY THROUGH ACQUISITIONS IN SELECTED MARKETS. An important element of the Company's geographic expansion strategy is to replicate its success in California in motivating traditional indemnity members to transition to the Company's broad range of managed care products. The Company's acquisition strategy focuses on large employer group plans which offer indemnity and other health care products that are less intensively managed than the Company's current products. In addition, the Company focuses on acquiring businesses that provide significant concentrations of members in strategic locations outside of California. The Company believes that such newly acquired members will provide it with sufficient scale to begin development of proprietary provider network systems in key geographic areas which will enable the Company over time to offer a broad range of managed care products. The Company intends to use these networks to introduce individual, small group and senior products, which have historically been more profitable for the Company in California than large group products. With the acquisition in March 1996 of the MMHD large employer group business and in March 1997 of the GBO, the Company has significantly expanded its operations outside of California. The Company believes that its experience in California in motivating its indemnity members to select managed care products will enhance its ability to introduce managed products to its acquired businesses, including those of MMHD and the GBO.

    EXPANDING GEOGRAPHICALLY THROUGH START-UP OPERATIONS OR STRATEGIC ALLIANCES IN SELECTED MARKETS. The Company intends to commence start-up operations where it can cost-effectively develop individual and small-group operations in new geographic markets and where it can draw upon its acquired membership as a platform to develop complementary provider network systems. The Company has commenced start-up activities in Texas, Georgia and the greater Washington, D.C. metropolitan area. The Company also believes that the development of new proprietary provider networks will enhance the profitability of its acquired businesses by facilitating the transition of large group segments into more intensively managed health care products. From time to time, the Company may address the expansion of its business through investments in strategic alliances.

    EXPANDING SPECIALTY MANAGED HEALTH CARE AND OTHER PLANS. The Company continues to develop its specialty businesses, including dental, pharmacy, integrated workers' compensation, life and disability insurance and mental health services. One of the key elements of the Company's strategy is to continue marketing these plans to its existing HMO, PPO and POS members, as well as using these specialty products to attract new members. WellPoint also markets these specialty products on a stand-alone basis to other health plans and employers.

    CAPITALIZING ON THE BLUE CROSS BRAND NAME. In California, the Company operates under the Blue Cross trade name, a well-recognized brand for marketing health care coverage. The brand name has been particularly useful in the individual and small employer group markets, and is expected to assist in marketing the Company's California Medicare products to seniors. In addition, the Company currently provides pharmacy benefit management services to other BlueCross BlueShield entities and intends to market additional specialty products to and pursue other relationships with BlueCross BlueShield plans in the future.

THE BLUE CROSS OF CALIFORNIA BUSINESS

    Due in part to the MMHD and GBO Acquisitions, the Company's operations, with the exception of stand-alone specialty products, are organized into two internal business units with a geographic focus. Most of the Company's California operations are conducted through the Blue Cross of California Business.

    MARKETING AND PRODUCTS

    WellPoint's products are marketed in California primarily under the Blue Cross mark through four major business units focusing on specific customer segments: Group Services ("GS"), Individual and

Small Group Services ("ISG"), Senior Services and Medi-Cal. GS provides products to large employers with 51 or more employees, educational and public entities, federal employee health and benefit programs and national employers; ISG provides products to individual purchasers and small groups and products for state-run programs including high risk and underserved markets. Senior Services provides the Company's Medicare risk products and supplemental coverage for Medicare recipients. The Medi-Cal division provides products for Medicaid recipients. Each business unit is responsible for enrolling, underwriting and servicing its respective customers. Sales representatives are generally assigned to a specific geographic region of California to allow WellPoint to tailor its marketing efforts to the particular health care needs of each regional market. Each business unit also uses advertising, public relations, promotion and marketing research to support its efforts. Consistent with the Company's focus on providing a continuum of products, the Company believes that having distinct business units segmented by employer size and geographic region better enables it to develop benefit plans and services to meet the needs of specific markets. The GS sales staff markets WellPoint's managed health care plans to large employers in California by working with a broker or consultant to develop a package of managed health care benefits specifically tailored to meet the employer's needs. ISG markets WellPoint's managed health care plans in California primarily through sales managers in both Comprehensive Integrated Marketing Services, Inc. ("CIMS"), a wholly owned subsidiary of the Company, and ISG's sales department, who oversee independent agents and brokers.

    HMO/POS PLANS. The Company offers a variety of HMO products to its CaliforniaCare members. CaliforniaCare members are generally charged periodic, prepaid premiums that do not vary based on the amount of services rendered, as well as modest copayments (small per-visit charges). Members choose a primary care physician from the HMO network who is responsible for coordinating health care services for the member. Certain plans permit members to receive health care services from providers that are not a part of WellPoint's HMO network at a substantial out-of-pocket cost to members which includes a deductible and higher copayment obligations. To enhance the marketability of its plans, in 1996 the Company introduced its CaliforniaCare Saver HMO product, which introduces deductible obligations for certain hospital and outpatient benefits. The Company's hybrid plans, such as POS plans, typically involve the selection of a primary care physician similar to HMOs, but allow members to choose non-network providers at higher out-of-pocket costs, similar to PPOs.

    PPO PLANS. The Company's PPO products, which are marketed under the name "Prudent Buyer," are designed to address the specific needs of different customer segments. The Company's PPO plans require periodic, prepaid premiums and have copayment obligations for services rendered by network providers that are often similar to the copayment obligations of its HMO plans. Unlike WellPoint's HMO plans, members are not required to select a primary care physician who is responsible for coordinating their care and may be subject to annual deductible requirements. PPO members have the option to receive health care services from non-network providers, typically at substantially higher out-of-pocket costs to members. To improve the attractiveness of its PPO Plans to small groups and individual buyers, in 1996 the Company introduced its Prudent Buyer Co-Pay product, which replaces annual deductible obligations with HMO-like co-payments while maintaining the member choice typical of PPO plans. In March 1997, the Company introduced new high-deductible health plans intended for use with MSAs.

    SENIOR PLANS. WellPoint offers numerous Medicare supplemental plans, which typically pay the difference between health care costs incurred and amounts paid by Medicare, using existing PPO and HMO provider networks. One such product is Medicare Select, a PPO-based product that offers supplemental Medicare coverage. WellPoint also offers Medicare Select II, a hybrid product which allows seniors over the age of 65 to maintain their full Medicare benefits for any out-of-network benefits while enrolled in a supplemental plan that allows them to choose their own physician with a copayment. As of December 31, 1996, the Medicare supplemental plans served approximately 162,000 members. WellPoint also offers Senior CaliforniaCare, an HMO plan operating in defined geographic areas, under a Medicare risk contract with the Health Care Financing Administration ("HCFA"). This contract entitles

WellPoint to a fixed per-member premium from HCFA which is subject to adjustment annually by HCFA based on certain demographic information relating to the Medicare population and the cost of providing health care in a particular geographic area. In addition to physician care, hospitalization and other benefits covered by Medicare, the benefits under this plan include prescription drugs, routine physical exams, hearing tests, immunizations, eye examinations, counseling and health education services.

    MEDICAID PLANS. The California Department of Health Services ("DHS") administers Medi-Cal, California's Medicaid program. WellPoint has been awarded contracts to administer Medi-Cal managed care programs in several California counties. Under these programs, WellPoint provides health care coverage to Medi-Cal program members and DHS pays WellPoint a fixed payment per member per month. As of December 31, 1996, approximately 111,029 members were enrolled in WellPoint's Medi-Cal managed care programs in Sacramento, Orange, Riverside, San Bernardino, San Francisco, Alameda, Santa Clara, Fresno and Kern counties. WellPoint is a participating plan partner with the Local Initiative Health Authority for Los Angeles County, although no enrollment had begun as of December 31, 1996.

    MANAGED HEALTH CARE NETWORKS AND PROVIDER RELATIONS

    WellPoint's extensive managed health care provider networks include its HMO, PPO and specialty managed care networks. These provider relationships are monitored regularly in order to control the cost of health care while providing access to quality providers. As a result of this network monitoring process as well as member and provider financial incentives, WellPoint reduces or eliminates the need to use out-of-network providers that are not subject to WellPoint's cost and performance controls.

    WellPoint uses its large California membership to negotiate provider contracts at favorable rates that require utilization management and other cost-control measures. Pursuant to these contracts, physician providers are paid either a fixed per member monthly amount (known as a capitation payment) or on the basis of a fixed fee schedule. In selecting providers for its networks, WellPoint uses its credentialing programs to evaluate the applicant's professional qualifications and experience, including license status, malpractice claims history and hospital affiliations.

    The following is a more detailed description of the principal features of WellPoint's California HMO and PPO networks.

    HMO NETWORK. Membership in CaliforniaCare has grown to approximately 1,058,000 members as of December 31, 1996 from 123,000 members as of December 31, 1987, a compound annual growth rate of approximately 27% over such period. For the two-year period ended December 31, 1996 the compound annual growth rate was 21%. As of December 31, 1996, the HMO network included approximately 24,600 primary care and specialist physicians and approximately 410 hospitals throughout California. The physician network of participating medical groups ("PMGs") is comprised of both multi-specialty medical group practices and individual practice associations.

    Substantially all primary care physicians or PMGs in the HMO network are reimbursed on a capitated basis and have financial incentives to control health care costs. These arrangements specify fixed per member per month payments to providers and may result in a marginally higher medical loss ratio than a non-capitated arrangement, but significantly reduced risk to WellPoint. Generally, HMO network hospital provider contracts are on a nonexclusive basis and provide for a per diem (a fixed fee schedule where the daily rate is based on the type of service), which is substantially below the hospitals' standard billing rates.

    Contractual arrangements with PMGs typically include provisions under which WellPoint provides limited stop-loss protection. If the PMG's actual charges for medical services provided to a member exceed an agreed-upon threshold amount, WellPoint will pay the group a portion of the excess amount. Provider rates are generally negotiated annually with PMGs and hospitals. To encourage PMGs to contain costs for claims for non-capitated services such as inpatient hospital, outpatient surgery, hemodialysis, emergency room, skilled nursing facility, ambulance, home health and alternative birthing center services, WellPoint's PMG agreements provide for a settlement payment to the PMG based upon the PMG's effective utilization of such non-capitated services. Amounts that remain in the pool after payment of such claims are shared between WellPoint and the PMGs. PMGs are also eligible for additional incentive payments based upon satisfaction of quality criteria.

    PPO NETWORK. The PPO network, WellPoint's largest network, included approximately 40,400 physicians and 430 hospitals throughout California as of December 31, 1996. There were approximately 2.5 million members (including administrative services members) enrolled in WellPoint's California PPO health care plans as of such date, approximately 45% of whom were individuals or employees of small groups.

    WellPoint endeavors to manage and control costs for its PPO plans by negotiating favorable arrangements with physicians, hospitals and other providers, which include utilization management and other cost control measures. In addition, WellPoint controls costs through pricing and product design decisions intended to influence the behavior of both providers and members.

    Like WellPoint's HMO plans, WellPoint's PPO plans provide for the delivery of specified health care services to members by contracting with physicians, hospitals and other providers. Hospital provider contracts are on a nonexclusive basis and are generally paid per diem amounts that provide for rates that are substantially below the hospitals' standard billing rates. Physician provider contracts are also on a nonexclusive basis and specify fixed fee schedules that are significantly below standard billing rates. WellPoint is able to obtain prices for hospitals and physician services significantly below standard billing rates because of the volume of business it offers to health care providers that are part of its network. Provider rates are generally negotiated on an annual or multi-year basis with hospitals. In 1996, the Company concluded an extensive recontracting process with hospitals in its provider network, whereby certain hospitals that demonstrated designated quality and other criteria were given a preferred status in exchange for, among other things, lower negotiated rates. Provider rates for physicians in the Company's PPO network are set from time to time by the Company.

    UTILIZATION MANAGEMENT. WellPoint also manages health care costs in its provider networks by adopting utilization management systems and guidelines that are intended to reduce unnecessary procedures, admissions and other medical costs. The utilization management systems seek to ensure that medical services provided are based on medical necessity and that all final decisions are made by physicians. In its HMO, WellPoint permits PMGs to oversee most utilization management for their particular medical group under these guidelines. Currently, substantially all of the PMGs in WellPoint's HMO network have established committees to oversee utilization management. For its PPO network, WellPoint uses treatment guidelines, requires pre-admission approvals of hospital stays and concurrent review of all admissions and retrospectively reviews physician practice patterns. Utilization management also includes an outpatient program, with pre-authorization and retrospective review, ongoing supervision of inpatient and outpatient care of members, case management and discharge planning capacity. Review of practice patterns may result in modifications and refinements to the PPO plan offerings, treatment guidelines and network contractual arrangements. In addition, WellPoint manages health care costs by periodically reviewing cost and utilization trends within its provider networks. Cases are reviewed in the aggregate to identify a high volume of a particular type of service to determine whether costs for these treatments can be more effectively managed. In addition, the highest cost services are identified to determine if costs in the aggregate can be reduced by using new, cost-effective technologies or by creating additional networks, such as networks of home health agencies.

    UNDERWRITING. In establishing premium rates for its health care plans, WellPoint uses underwriting criteria based upon its accumulated actuarial data, with adjustments for factors such as claims experience, member mix and industry differences to evaluate anticipated health care costs. WellPoint's underwriting practices in the individual and small group market are subject to California legislation affecting the individual and small employer group market.

    QUALITY MANAGEMENT. Quality management for most of the Company's California business is overseen by the Company's Quality Management Department and is designed to ensure that necessary care is provided by qualified personnel. Quality management encompasses plan level quality performance, physician credentialing, provider and member grievance monitoring and resolution, medical group auditing, monitoring medical group compliance with Blue Cross of California standards for medical records and medical offices, physician peer review and an active quality management committee.

THE UNICARE BUSINESS

    The Company believes that its success in the highly competitive California managed care market is attributable to its broad range of managed care products that target the differing needs of specific market segments. The Company's acquisition strategy has focused on large employer group plans which offer indemnity and other health care products that are less intensively managed than the Company's current products. In addition, the Company focuses on acquiring businesses that provide significant concentrations of members in strategic locations outside of California. The Company believes that such newly acquired members will provide it with sufficient scale to begin development of proprietary provider network systems in key geographic areas which will enable the Company over time to offer a broad range of managed care products. The Company intends to use these new networks to introduce individual, small group and senior products, which have historically been more profitable for the Company in California than large group products. As of December 31, 1996, the Company had approximately 1.0 million members covered under its UNICARE health plans (including approximately 141,000 members in California). Approximately 50% of UNICARE medical membership as of such date was concentrated in seven states:
California, New York, Texas, Georgia, Massachusetts, Illinois and Virginia. The acquired MMHD operations, as well as the GBO, are now conducted by the Company's indirect wholly owned subsidiary UNICARE Life & Health Insurance Company.

    The Company believes that it possesses a competency with respect to the management and migration of indemnity-based business to managed care products. Starting in 1986, and led by the Company's current management team, the Company's predecessor converted substantially all of its California indemnity business to managed care. The Company believes that its success in California in motivating its indemnity members to select its managed care products will enhance its ability to introduce similar products to acquired businesses.

    MARKETING AND PRODUCTS

    WellPoint's products are marketed outside of California under the UNICARE brand name through business units which are organized on a customer-segment basis. The large employer group businesses acquired in the MMHD and GBO Acquisitions have a national focus as a result of the multi-state needs of employers in those customer segments. Other business units, such as those focusing on the individual and small employer group, senior and Medicaid markets, have a more regional focus as a result of the more localized nature of customers in these segments. Similar to the Company's Blue Cross of California business units, each UNICARE business unit is responsible for marketing, enrolling, underwriting and servicing its specific customers.

    Outside of California, the Company offers PPO products that use third-party provider networks as well as traditional fee-for-service products. As WellPoint develops proprietary provider network systems in these key geographic areas, the Company intends to offer more intensively managed products to the existing members of acquired businesses and to new individual, small group and senior customers outside of California.

    MANAGED HEALTH CARE NETWORKS AND PROVIDER RELATIONS

    Due to the recent development of the Company's national operations, the Company's relations with health care providers outside of California are more varied than in California. The Company currently contracts with a number of third-party provider networks, which generally lack the provider selectivity and discounts typical of the Company's California networks. One of the Company's strategies for the expansion of its UNICARE operations is to build proprietary provider network systems similar to the Company's networks in California, which provide a continuum of managed-care products to various customer segments. As the Company expands its out-of-state operations, it intends to build or acquire such network operations and, as appropriate, to replace or supplement the current third-party network arrangements.

    The Company offers managed health care products and services in Texas through certain subsidiaries. One of the Company's indirect subsidiaries, UNICARE of Texas Health Plans, Inc., is currently licensed as an HMO in the Houston area. This HMO began marketing operations to large employer groups in October 1996. The Company expects to begin marketing the HMO product in the individual and small group markets in the second half of 1997. The Company has developed an HMO network of approximately 3,000 primary care and specialist physicians and 20 hospitals in the Houston area as of December 31, 1996. The Company intends to seek approval to extend this HMO product to the Dallas, Austin, San Antonio, Corpus Christi and Beaumont metropolitan areas. The Company has commenced start-up activities in Georgia and intends to begin building HMO and PPO networks in the greater Atlanta and Savannah areas. The Company currently expects that it will begin commercial marketing operations in Georgia in the second half of 1997.

    As part of the MMHD Acquisition, the Company also acquired majority ownership interests in a start-up HMO, National Capital Health Plan ("NCHP"), and an existing PPO, National Capital Preferred Provider Organization ("NCPPO"). Both entities operate in the greater Washington, D.C. metropolitan area and are joint ventures with local health care providers. The NCPPO network included approximately 5,800 primary care and specialist physicians and 47 hospitals as of December 31, 1996. WellPoint anticipates that NCHP will commence commercial operations in the second half of 1997.

    UTILIZATION MANAGEMENT. For the Company's UNICARE managed care health plans, utilization management is provided both by UNICARE and third-party provider networks. As part of the GBO Acquisition, the Company also acquired CCI, which provides medical management services. The Company expects that over time CCI will become the primary platform for the provision of utilization review services to UNICARE members.

    UNDERWRITING. As with the Company's Blue Cross of California operations, the UNICARE underwriting activities use criteria based upon accumulated actuarial data, with adjustments for factors such as claims experience, member mix and industry differences to evaluate anticipated health care costs. Due to the administrative services only component of the Company's national membership, most of the UNICARE business involves no underwriting risk to the Company. Because UNICARE's members are in every state, the Company's underwriting practices, especially in the individual and small group market, are subject to a variety of legislative and regulatory requirements and restrictions.

SPECIALTY MANAGED HEALTH CARE AND OTHER PLANS

    WellPoint offers a variety of specialty managed health care and other services. WellPoint believes that these specialty networks and plans complement and facilitate WellPoint's marketing of its HMO, PPO and POS plans and give it a competitive advantage in attracting employer groups and other members that are increasingly seeking a wider variety of options and services. One of WellPoint's strategies is to expand its specialty business by marketing these plans to the approximately 4.5 million members of its medical plans, as well as using these specialty products to attract new members. WellPoint also markets these specialty products on a stand-alone basis to other health plans and other payors.

    PHARMACY PRODUCTS

    WellPoint offers pharmacy services to its California members through its subsidiary WellPoint Pharmacy Plan and offers pharmacy benefit management services nationwide through its subsidiary, Professional Claim Services, Inc. ("Pro-Serv"). WellPoint Pharmacy Plan and Pro-Serv incorporate features such as drug formularies (a WellPoint-developed listing of preferred, cost-effective drugs), a pharmacy network and maintenance of a prescription drug database and mail order capabilities. Moreover, pharmacy benefit management services provided by WellPoint Pharmacy Plan and Pro-Serv include management of drug utilization through outpatient prescription drug formularies, retrospective review and drug education for physicians, pharmacists and members. As of December 31, 1996, WellPoint Pharmacy Plan and Pro-Serv had more than 11.5 million risk and non-risk members and approximately 45,500 participating pharmacies.

    DENTAL PLANS

    WellPoint's dental plans include Dental Net, its California dental HMO, with a provider network of approximately 2,000 dentists reimbursed on a capitated basis, a dental PPO, with a network of approximately 9,600 dentists, and traditional indemnity plans. The dental plans provide primary and specialty dental services, including orthodontic services, and as of December 31, 1996, served approximately 1.6 million dental members.

    LIFE INSURANCE

    The Company also offers primarily term-life insurance to employers, generally in conjunction with the Company's health plans. As of December 31, 1996, the Company had approximately 723,000 life insurance members.

    MENTAL HEALTH PLANS

    WellPoint offers a specialized mental health and substance abuse program. The plan covers mental health and substance abuse treatment services on both an inpatient and an outpatient basis, through a network of approximately 3,300 contracting providers. In addition, approximately 257 employee assistance and behavioral managed care programs have been implemented for a wide variety of businesses throughout the United States. As of December 31, 1996, there were approximately 502,000 members covered under WellPoint's mental health plans.

    WORKERS' COMPENSATION

    One of the Company's indirect operating subsidiaries, UNICARE Insurance Company ("UIC"), underwrites workers' compensation insurance primarily in California and is also licensed in 33 other states. UIC historically focused on insuring large accounts, working with a select group of large property and casualty insurance brokers. In August 1994, the Company introduced "UNICARE Integrated," an integrated managed care product for workers' compensation and medical benefits. Under UNICARE

Integrated, WellPoint has combined its existing HMO and PPO networks with a workers' compensation occupational medical network of physicians and clinics. UNICARE Integrated offers single point-of-service and account management for the employer and provides employees access to existing HMO and PPO networks. WellPoint believes that, by integrating managed care and workers' compensation, medical treatment costs and workers' compensation costs can be reduced.

    DISABILITY PLANS

    As a result of the MMHD Acquisition, the Company now provides long-term and short-term disability coverage. As of December 31, 1996, the Company provided disability coverage to approximately 107,000 individuals.

    ANCILLARY NETWORKS

    WellPoint evaluates current and emerging high volume or high cost services to determine whether developing an ancillary service network will yield cost control benefits. In establishing these ancillary service networks, WellPoint seeks to enter into capitation or fixed fee arrangements with providers of these services. WellPoint regularly collects and analyzes industry data on high cost or high volume unmanaged services to identify the need for specialty managed care networks. For example, WellPoint has created Centers of Expertise for certain transplant services.

MANAGED CARE SERVICES

    WellPoint provides administrative services to large group employers that maintain self-funded health plans. In California, the Company often has been able to transition these customers into other lines of business by subsequently introducing WellPoint's underwritten managed care products. WellPoint offers managed care services, including underwriting, actuarial services, medical cost management, claims processing and administrative services for self-funded employers. WellPoint also enables employers with self-funded health plans to access WellPoint's California PPO, POS and HMO provider networks and to realize savings through WellPoint's favorable provider arrangements, while allowing employers the ability to design certain health benefit plans in accordance with their own requirements and objectives. As of December 31, 1996, WellPoint serviced self-insured health plans covering approximately 1.2 million medical members, of which approximately 640,000 were attributable to the large employer group operations acquired in the MMHD Acquisition. Management services revenue for these services was $147.9 million, $61.2 million and $36.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

MARKET RESEARCH AND ADVERTISING

    WellPoint conducts market research and advertising programs to develop products and marketing techniques tailored to customer segments. WellPoint uses print and broadcast advertising to promote its health care plans. In addition, the Company engages in promotional activities with agents, brokers and consultants. WellPoint incurred costs of approximately $34.8 million, $21.2 million, and $17.7 million on advertising for the years ended December 31, 1996, 1995, and 1994, respectively.

COMPETITION

    The managed health care industry in California is competitive on both a regional and statewide basis. In addition, in recent years there has been a trend of increasing consolidation among both national and California-based health care companies, which may further increase competitive pressures. WellPoint competes with other companies that offer similar managed health care plans, some of which have greater resources than WellPoint. The large employer group market is especially competitive, as employers continue to demand increasing variety and flexibility from their health plans while trying to limit increases in premiums. Currently, WellPoint is a market leader in offering managed health care plans to individuals and small employer groups in California. The medical loss ratio attributable to WellPoint's individual and small group business is lower than that for its large employer group business. As a result, a larger portion of WellPoint's profitability is due to the individual and small group business. WellPoint has experienced increased competition in this market over the last several years, which could adversely affect its medical loss ratio and future financial condition or results of operations.

    The markets in which the Company operates outside of California are also highly competitive. Because of the many different markets in which the Company now serves members, the Company faces unique competitive pressures in regional markets as well as on a national basis. The Company competes with other companies that offer similar managed health care plans as well as traditional indemnity insurance products. Many of these companies have greater financial and other resources than the Company and greater market share on either a regional or national basis. As the Company continues to geographically expand its operations, it will be subject to national competitive factors as well as unique competitive conditions that may affect the more localized markets in which the Company operates.

    WellPoint believes that significant factors in the selection of a managed health care plan by employers and individual members include price, the extent and depth of provider networks, flexibility and scope of benefits, quality of services, market presence, reputation (which may be affected by public rankings or accreditation by voluntary organizations such as the NCQA) and financial stability. WellPoint believes that it competes effectively against other health care industry participants.

SERVICE MARKS

    "CaliforniaCare," "Prudent Buyer Plan" and "UNICARE" are registered service marks of WellPoint. In addition to these marks, WellPoint has filed for registration of and maintains several other service marks, trademarks and trade names at the Federal level and in California. WellPoint and Blue Cross of California are currently parties to license agreements with the BCBSA which allow them to use the Blue Cross name and mark in California with respect to WellPoint's HMO and PPO network-based plans. The BCBSA is a national trade association of Blue Cross and Blue Shield licensees, the primary function of which is to promote the Blue Cross and Blue Shield names. Each licensee is an independent legal organization and is not responsible for the obligations of other BCBSA member organizations. A Blue Cross license requires payment of a fee to the BCBSA and compliance with various requirements established by the BCBSA, including the maintenance of Minimum BCBSA Capital. The failure to meet the Minimum BCBSA Capital requirements can subject the Company to certain corrective action, while the failure to meet a lower specified level of capital can result in termination of the License Agreement. See "Risk Factors--Minimum BCBSA Capital Requirements." WellPoint considers the licensed Blue Cross name and its registered service marks, trademarks and trade names important in the operation of its business.

EMPLOYEES

    At December 31, 1996, WellPoint and its subsidiaries employed approximately 6,600 people (not including the approximately 2,900 employees of the GBO). Approximately 120 of the Company's employees are presently covered by a collective bargaining agreement with the Office and Professional Employees International Union, Local 29. As a result of the GBO Acquisition, approximately 225 of the Company's office clerical employeees in the greater Detroit area are presently covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local No. 614. WellPoint believes that its relations with its employees are good, and it has not experienced any work stoppages.

                              SELLING SHAREHOLDER

    As of December 31, 1996, the Foundation owned 38,410,000 shares of the Company's Common Stock, representing approximately 57.7% of the total 66,526,985 shares of Common Stock outstanding. Following the Offering, the Foundation will own 31,410,000 shares of WellPoint Common Stock, which will represent approximately 45.2% of the outstanding shares (or, if the over-allotment option is exercised in full, 29,910,000 shares of WellPoint Common Stock, which will represent approximately 43.0% of the outstanding shares).

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    Under the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), the Company is authorized to issue up to 300,000,000 shares of Common Stock, $0.01 par value ("Common Stock"). As of December 31, 1996, there were 66,526,985 shares of Common Stock issued and outstanding. In addition, up to 5,000,000 shares have been reserved for issuance upon the exercise of options and awards or upon purchase under the Company's 1994 Stock Option/Award Plan, Employee Stock Purchase Plan and Employee Stock Option Plan. ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar of the shares of Common Stock.

    The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company. Holders of shares of Common Stock have one vote per share on all matters submitted to a vote of shareholders of the Company, except with respect to shares of Common Stock owned by the Selling Shareholder pursuant to the Voting Agreement and the Voting Trust Agreement as described under the caption "Recapitalization." Subject to the restrictions on shares owned in excess of the Ownership Limit as described below, the holders of Common Stock are entitled to receive dividends, if any, as and when declared from time to time by the Board of Directors of the Company out of assets or funds legally available therefor. See "--Certain Charter Provisions That May Limit Changes in Control--Restrictions on Ownership and Transfer." The holders of Common Stock do not have cumulative voting rights. Upon liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to participate ratably, in proportion to the number of shares held, in the net assets of the Company available for distribution to holders of Common Stock. The shares of Common Stock currently outstanding (including the shares offered hereby by the Selling Shareholder) are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue up to 50,000,000 shares of Preferred Stock, $0.01 par value ("Preferred Stock"), none of which is outstanding as of the date hereof. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, without any further vote or action by the Company's shareholders, unless action is required by applicable laws or regulations or by the terms of other outstanding preferred stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN CHARTER PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

    The License Agreement requires as a condition to the Company's retention of the Blue Cross license that the Company's Articles of Incorporation contain the following provisions:

    RESTRICTIONS ON OWNERSHIP AND TRANSFER

    The Company's Articles of Incorporation provide that no person other than the Foundation may Beneficially Own (as defined) shares of voting capital stock of the Company in excess of the Ownership Limit. Any transfer of stock that would result in any person Beneficially Owning shares of voting capital stock in excess of the Ownership Limit will result in such intended transferee acquiring no rights in such shares (with certain exceptions) and such shares will be deemed transferred to an escrow agent to be held until such time as such shares are transferred to a person whose acquisition thereof will not violate the Ownership Limit. These provisions prevent a third party from obtaining control of the Company without obtaining the vote required to amend the Company's Articles of Incorporation.

    SHAREHOLDERS' MEETINGS

    The Company's Articles of Incorporation provide that special meetings of the shareholders may be called at any time only by a majority of the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors.

    NO ACTION BY SHAREHOLDER CONSENT

    The Company's Articles of Incorporation prohibit action that is required or permitted to be taken at any annual or special meeting of shareholders of the Company from being taken by the written consent of shareholders without a meeting.

    CLASSIFIED BOARD OF DIRECTORS

    The Company's Articles of Incorporation and Bylaws provide that the Company's Board of Directors is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. These classes (after an interim period) will serve for staggered three-year terms. The classified Board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, these provisions could delay shareholders who do not like the policies of the Board of Directors from removing a majority of the members of the Board for two years unless such shareholders can show cause and obtain the requisite vote.

    SUPERMAJORITY PROVISIONS

    Under the Company's Articles of Incorporation, the affirmative vote of the holders of at least 75% of each class of the shares of voting capital stock represented and voting at a duly held meeting of shareholders at which a quorum is present, voting by class, is required to amend certain provisions of the Articles of Incorporation, including the provisions concerning (i) the number of directors, (ii) the classified board provision, (iii) the filling of vacancies on the Board of Directors, (iv) the power of directors to amend the Company's Articles of Incorporation, (v) the prohibition on shareholder action by written consent, (vi) the ownership and transfer restrictions, (vii) the prohibition on cumulative voting by shareholders and (viii) the requirement for supermajority shareholder approval to amend such provisions. In addition, any amendment of the Company's Articles of Incorporation, and amendment of certain provisions of the Company's bylaws, requires the approval of the greater of two-thirds or seven of the Company's directors.

LISTING

    The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "WLP."

REINCORPORATION PROPOSAL

    The Board of Directors of the Company has approved a resolution to effectively reincorporate the Company in Delaware (the "Reincorporation"). The Reincorporation proposal is subject to the approval of the shareholders of the Company and will be submitted to a vote at the 1997 Annual Meeting of Shareholders, currently contemplated to occur in June 1997. The Shares offered pursuant to this Prospectus will be sold prior to the record date for determining eligibility to vote at the 1997 Annual Meeting and therefore purchasers of such Shares will have the opportunity to vote regarding the Reincorporation proposal.

    As currently contemplated, the Reincorporation would occur via a merger (the "Merger") involving the Company, a new Delaware corporation which will be a wholly owned subsidiary of the Company prior to such merger ("WellPoint Delaware"), and a wholly owned subsidiary of WellPoint Delaware, organized solely for purposes of effecting the Merger ("Merger Subsidiary"). As a result of the Merger, Merger Subsidiary will be merged into the Company, Merger Subsidiary will disappear and the Company will be the surviving entity and a wholly owned subsidiary of WellPoint Delaware. Upon the consummation of the Merger, shareholders of the Company will become stockholders of WellPoint Delaware and will receive one share of Common Stock of WellPoint Delaware in exchange for each share of Common Stock of the Company held by them. The directors and executive officers of the Company (including any directors elected at the 1997 Annual Meeting) will become the directors and executive officers of WellPoint Delaware.

    REASONS FOR REINCORPORATION IN DELAWARE

    The formation of a new holding company structure as part of the Reincorporation proposal would allow the Company to significantly reduce capital requirements currently imposed because the Company is licensed as an independent member of the BCBSA and is a state-regulated entity. See "Risk Factors--Minimum BCBSA Capital Requirement." In addition, by reincorporating in the State of Delaware, the Company will be able to take advantage of Delaware corporation laws, which are more conducive to the operational needs and independence of corporations domiciled in that state. These laws include the ability to eliminate the liability of directors for certain breaches of their fiduciary duty.

    CERTAIN DIFFERENCES BETWEEN CALIFORNIA AND DELAWARE CORPORATION LAW

    Shareholders of the Company will become stockholders of WellPoint Delaware and their rights as stockholders will be governed by the Delaware General Corporation Law (the "DGCL"). While stockholder rights under DGCL differ in many respects from shareholder rights under the California Corporations Code (the "CCC"), the Company expects that WellPoint Delaware's Certificate of Incorporation and Bylaws will include various features, essentially identical to provisions in the Company's current charter documents, which have the effect of rendering more difficult certain unsolicited attempts to take over WellPoint Delaware. These features are intended to ensure that stockholders of WellPoint Delaware receive a fair price for their shares by encouraging any person who might seek to acquire control of WellPoint Delaware first to consult with WellPoint Delaware's Board of Directors and to negotiate the terms of any tender offer or proposed business combination, but may also discourage hostile takeover attempts or tender offers for control of WellPoint Delaware that might be approved by many or even a majority of WellPoint Delaware stockholders. Certain of these provisions have been included at the insistence of the BCBSA in order to preserve diversity of ownership of BCBSA licensees. The retention of these charter provisions will have the effect of reducing the differences between the rights of shareholders under the CCC from those of stockholders under the DGCL. Significant differences in shareholder rights that will exist after the Reincorporation are highlighted below.

    CERTAIN BUSINESS COMBINATIONS. Unless certain requirements are met, a Delaware corporation is prohibited under the DGCL from engaging in a "business combination" with an "interested stockholder" (a 15% or more stockholder of voting stock, including rights to acquire voting stock) for three years after a person or entity becomes an "interested stockholder." The DGCL allows a corporation to opt out of these business combination restrictions in its charter documents. It is currently anticipated that WellPoint Delaware will not make such an election and will be subject to the "interested stockholder" restrictions under the DGCL. While containing no comparable restrictions on business combinations, the CCC sets forth certain requirements for a tender offer, proposed reorganization or proposal for the sale of assets by an "interested party" (defined as a party to the transaction who (i) controls or is an officer or director of the corporation or (ii) is a person or entity which an officer or director of the corporation controls or has a material financial interest in). Specifically, the CCC requires the delivery (to the shareholders or the board of directors, as the case may be) of a written, affirmative fairness opinion regarding the consideration offered by the "interested party" and affords stockholders certain rights to reject "interested party" proposals when certain later proposals are offered. Upon completion of the Reincorporation, the stockholders of WellPoint Delaware will no longer be entitled to such protections under the CCC.

    INTERESTED DIRECTOR TRANSACTIONS. Under both California and Delaware law, contracts or transactions between a corporation and one or more of its directors or between a corporation and any other entity in which one or more of its directors are directors or have a financial interest, are not void or voidable because of such interest or because such director is present at a meeting of the board which authorized or approved the contract or transaction, provided that certain conditions, including obtaining the required approval of either the board of directors or the stockholders of the corporation and fulfilling the requirements of good faith and full disclosures, are met. Under California law, the Board of Directors of the Company may not be able to approve certain transactions that could be approved by a majority of disinterested directors of a Delaware corporation, although less than a majority of a quorum, because the number of interested directors prevents the existence of a disinterested majority of a quorum required by California law.

    SHAREHOLDER VOTING. With certain exceptions, California law requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. Delaware law generally requires approval of a majority of outstanding stock for such transactions, but does not require class voting in such transactions, except in certain situations involving an amendment to the certificate of incorporation which affects a specific class of shares.

    The CCC also generally requires that holders of nonredeemable common shares receive nonredeemable common shares of a surviving corporation or parent corporation in a merger, if one of the constituent corporations or its parent owns more than fifty percent (50%) of the voting power of the other constituent corporation and all of the shareholders of that nonredeemable class do not otherwise consent. Although the DGCL does not provide parallel protection from such a cash-out merger by a majority shareholder, the "interested stockholder" provisions discussed above provide some protection against stockholders being treated unequally in a business combination.

    STOCKHOLDER DERIVATIVE RIGHTS. Under Delaware law, a person may only bring a derivative action on behalf of the corporation if the person was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain criteria are met. California law also provides that the corporation or the defendant in a derivative suit may, under certain circumstances, make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding provision.

    DISSENTERS' AND APPRAISAL RIGHTS. Under both California law and Delaware law, a shareholder of a corporation participating in certain mergers and reorganizations may be entitled to receive cash in the amount of the "fair value" (Delaware) or "fair market value" (California) of its shares, as determined by a court, in lieu of the consideration it would otherwise receive in the transaction. The limitations on such dissenters' appraisal rights are somewhat different in California and Delaware.

    Shareholders of a California corporation, the shares of which are listed on a national securities exchange, generally do not have appraisal rights unless the holders of at least 5% of the class of outstanding shares assert the appraisal right. In any reorganization in which one corporation or the shareholders of one corporation own more than five-sixths of the voting power of the surviving or acquiring corporation, shareholders are generally denied dissenters' rights under California law. In addition, California law denies appraisal rights in connection with the exchange of shares similar to that occurring in the Reincorporation.

    Under Delaware law appraisal rights are not available to shareholders with respect to a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or are held of record by more than 2,000 holders if the shareholders receive shares of the surviving corporation or shares of any other corporation which are similarly listed or dispersed, and the shareholders do not receive any other property in exchange for their shares except cash for fractional shares. Appraisal rights are also unavailable under Delaware law to shareholders of a corporation surviving a merger if, as a result of certain specified circumstances, no vote of those shareholders is required to approve the merger.

    The foregoing discussion of certain differences between the CCC and the DGCL is only a summary of certain provisions, does not purport to be a complete description and is qualified in its entirety by reference to the CCC and the DGCL.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company and Salomon Brothers Inc, Merrill Lynch & Co., Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters (the "Representatives"), the Company and the Selling Shareholder have agreed to sell to the entities named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholder, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                   NUMBER OF
UNDERWRITERS                                                                        SHARES
-------------------------------------------------------------------------------  -------------
Salomon Brothers Inc...........................................................
Merrill Lynch, Pierce Fenner & Smith
          Incorporated.........................................................
Bear, Stearns & Co. Inc. ......................................................
Morgan Stanley & Co. Incorporated..............................................
                                                                                 -------------
    Total......................................................................     10,000,000
                                                                                 -------------
                                                                                 -------------

    The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased.

    The Representatives have advised the Company and the Selling Shareholder that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of per share. The Underwriters may allow, and such dealers may reallow, a concession not in
excess of     per share on sales to certain other dealers. After the initial offering, the price to the public and concessions to dealers may be changed.

    The Selling Shareholder has granted to the Underwriters an option to purchase up to an additional aggregate of 1,500,000 shares of Common Stock, at the price to public less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. Such option may be exercised at any time up to 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment.

    The Company, the Selling Shareholder and Leonard Schaeffer have agreed not to sell, offer to sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock (other than pursuant to the Company's 1994 Stock Option/Award Plan, Employee Stock Option Plan and Employee Stock Purchase Plan) or securities convertible into or exchangeable or exercisable for Common Stock (except for the shares offered hereby) for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain limited exceptions included in the Underwriting Agreement. Certain other executive officers of the Company have agreed to similar restrictions for a period of 90 days after the date of this Prospectus.

    No action has been taken or will be taken in any jurisdiction by the Company, the Selling Shareholder or the Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company, the Selling Shareholder and the Underwriters to inform themselves about and to observe any restriction as to the Offering of the Shares offered hereby and the distribution of this Prospectus.

    The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters have been engaged from time to time, and may in the future be engaged, to perform investment banking and other advisory-related services to the Company and its affiliates, including the Selling Shareholder, in the ordinary course of business. In connection with rendering such services in the past, such Underwriters have received customary compensation, including reimbursement of related expenses.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock, above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

    The validity of WellPoint Common Stock to be offered in the Offering will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Francisco, California. Certain legal matters in connection with the Offering will be passed upon for the Selling Shareholder by Munger, Tolles & Olson LLP, Los Angeles, California and for the Underwriters by Latham & Watkins, Los Angeles, California. Latham & Watkins has from time to time represented the independent directors of WellPoint in various matters, including their consideration and approval of the Recapitalization.

                                    EXPERTS

    The audited consolidated financial statements of WellPoint Health Networks Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated herein by reference, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report with respect thereto incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of the Group Benefits Operations of John Hancock Mutual Life Insurance Company and subsidiaries at December 31, 1995 and 1994 and for the years then ended, incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available at http://www.sec.gov within 24 hours of acceptance. The Company's stock is listed on the New York Stock Exchange. Reports, proxy and information statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, or 233 South Beaudry Avenue, Los Angeles, California 90012.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER, OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Documents Incorporated by Reference.......................................    2
Prospectus Summary........................................................    3
Cautionary Disclosure Regarding Forward-Looking Statements................    7
Risk Factors..............................................................    7
Recapitalization..........................................................   12
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Price Range of Common Stock...............................................   14
Capitalization............................................................   14
Selected Consolidated Financial and Operating Data........................   15
Business..................................................................   17
Selling Shareholder.......................................................   28
Description of Capital Stock..............................................   28
Underwriting..............................................................   33
Legal Matters.............................................................   34
Experts...................................................................   34
Additional Information....................................................   35

10,000,000 SHARES

WELLPOINT HEALTH NETWORKS INC.

COMMON STOCK
($.01 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS INC
MERRILL LYNCH & CO.
BEAR, STEARNS & CO. INC.
MORGANSTANLEY & CO.
      INCORPORATED

PROSPECTUS
DATED              , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, New York Stock Exchange listing fee and the NASD fee.

                                                                                 AMOUNT TO BE
                                                                                     PAID
                                                                                 -------------
Registration fee...............................................................  $     153,769
NASD fee.......................................................................         30,500
New York Stock Exchange listing fee............................................         36,900
Printing and engraving.........................................................         50,000
Legal fees and expenses........................................................         75,000
Accounting fees and expenses...................................................        100,000
Blue sky fees and expenses.....................................................         10,000
Transfer agent fees............................................................          5,000
Miscellaneous..................................................................         38,831
                                                                                 -------------
    Total......................................................................  $     500,000
                                                                                 -------------
                                                                                 -------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a California corporation. Reference is made to Section 317 of the California Corporations Code, which specifies the circumstances under which a California corporation may indemnify a director, officer, employee or agent, but further provides that a corporation's Articles of Incorporation may authorize additional rights to indemnification. Article V of the Company's Articles of Incorporation provides for such additional indemnification. Section 204 of the California Corporations Code generally limits the corporation's ability to provide for indemnification rights for intentional misconduct, a knowing and culpable violation of law, acts or omissions that involve the absence of good faith, an unexecused pattern of inattention or reckless disregard for duty, transactions from which the director or other indemnitee derives an improper personal benefit, or improper shareholder distributions.

    Article VI of the Bylaws of the Company provides that the Company shall indemnify its directors and officers to the maximum extent permitted by the California Corporations Code. In addition, the Company has entered into indemnification agreements with its directors and certain officers that provide for the maximum indemnification permitted by law.

    Under the terms of the Underwriting Agreement filed as an exhibit hereto, directors, certain officers and controlling persons of the Company are entitled to indemnification under certain circumstances, including proceedings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

  EXHIBIT
   NUMBER                                            DOCUMENT DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------
    1.1*      Underwriting Agreement.

    4.1       Amended and Restated Articles of Incorporation of the Company (incorporated by reference from
              Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 3, 1996).

    4.2       Bylaws of the Company (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 3, 1996).

    4.3       Agreement of Merger dated as of May 20, 1996 by and among the Company, WellPoint Health Networks,
              Inc., a Delaware corporation, Western Health Partnership and Western Foundation for Health
              Improvement (incorporated by reference from Exhibit 3.3 to the Company's Current Report on Form 8-K filed on June 3, 1996).

    4.4       Specimen of Common Stock Certificate (incorporated by reference from Exhibit 4.4 to the Company's
              Registration Statement on Form S-3 (Registration No. 33-14885)).

    5.1*      Opinion of Brobeck, Phleger & Harrison LLP.

    9.1       Voting Agreement (incorporated by reference from Exhibit 99.3 to the Company's Current Report on
              Form 8-K filed on June 3, 1996).

    9.2       Voting Trust Agreement (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed on June 3, 1996).

   23.1*      Consent of Coopers & Lybrand L.L.P.

   23.2*      Consent of Ernst & Young LLP

   23.3*      Consent of Brobeck, Phleger & Harrison LLP (included in its Opinion filed as Exhibit 5.1).

   24.1*      Powers of Attorney (see signature page included in Registration Statement).

------------------------

*   Previously filed.

    (b) Financial Statement Schedules.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The Company hereby undertakes that, for purposed of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on the 25th day of March, 1997.

                                WELLPOINT HEALTH NETWORKS INC.

                                By:             /s/ THOMAS C. GEISER
                                     -----------------------------------------
                                                  Thomas C. Geiser
                                              EXECUTIVE VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of March, 1997.

                                Chairman of the Board and
  /s/ LEONARD D. SCHAEFFER*       Chief Executive Officer
------------------------------    (Principal Executive
     Leonard D. Schaeffer         Officer)

                                Executive Vice President,
   /s/ HOWARD G. PHANSTIEL*       Finance and Information
------------------------------    Services (Principal
     Howard G. Phanstiel          Financial Officer)

                                Vice President, Chief
    /s/ S. LOUISE MCCRARY*        Accounting Officer and
------------------------------    Controller (Principal
      S. Louise McCrary           Accounting Officer)

     /s/ DAVID R. BANKS*
------------------------------  Director
        David R. Banks

    /s/ W. TOLIVER BESSON*
------------------------------  Director
      W. Toliver Besson

      /s/ ROGER E. BIRK*
------------------------------  Director
        Roger E. Birk

  /s/ STEPHEN L. DAVENPORT*
------------------------------  Director
     Stephen L. Davenport

      /s/ JULIE A. HILL*
------------------------------  Director
        Julie A. Hill

    /s/ ROBERT T. KNIGHT*
------------------------------  Director
       Robert T. Knight

  /s/ ELIZABETH A. SANDERS*
------------------------------  Director
     Elizabeth A. Sanders

*By:       /s/ THOMAS C. GEISER

    ----------------------------------
    THOMAS C. GEISER, ATTORNEY-IN-FACT